Exhibit 99.1

For immediate release
Calgary, Alberta
April 27, 2011

TSX: OPC

OPTI Canada Announces First Quarter 2011 Results

OPTI Canada Inc. (OPTI or the Company) announced today the Company’s financial and operating results for the quarter ended March 31, 2011.

“Upgrader units at Long Lake continue to perform well and we continue to learn more about our reservoir. Although first quarter bitumen production was less than expected, we have both near and long term plans in place to increase our production,” said Chris Slubicki, President and Chief Executive Officer of OPTI. “Our long-term outlook for field operations remains positive but we recognize that production issues take time to address.”

“Corporately, the remainder of 2011 is a pivotal time for OPTI. We will work to conclude our strategic alternatives review to address our balance sheet,” commented Slubicki.

FINANCIAL HIGHLIGHTS
Basis of Presentation
As of January 1, 2011 OPTI adopted International Financial Reporting Standards (IFRS) as a public reporting issuer prescribed by the Canadian Institute of Chartered Accountants (CICA) Accounting Standard Board. Financial performance has been measured according to IFRS for periods commencing January 1, 2010, including the three months ended March 31, 2011 and March 31, 2010. Disclosures for periods prior to January 1, 2010 have been measured according to Canadian Generally Accepted Accounting Principles (Canadian GAAP) as it existed at that time.

	Three months ended March 31	Year ended December 31
In millions	2011(1)	2010(1)
Net loss	$(27)	$(227)
Net field operating loss	(8)	(65)
Working capital	(57)	64
Oil sands expenditures
Property, plant and equipment	34	92
Exploration and evaluation	18	4
Total oil sands expenditures (2)	52	96
Shareholders’ equity	$1,093	$1,120
Common shares outstanding (basic) (3)	282	282

Notes:
(1)	As prepared under IFRS.
(2)	Capital expenditures related to the Project and future expansion developments. Capitalized interest and non-cash additions or charges are excluded.
(3)	Common shares outstanding at March 31, 2011 after giving effect to the exercise of stock options would be approximately 285 million common shares.

PROJECT STATUS
Bitumen production at the Long Lake Project (Long Lake or the Project) for the first quarter averaged approximately 25,500 barrels per day (bbl/d) (8,900 bbl/d net to OPTI); lower than the fourth quarter of 2010 average of approximately 28,100 bbl/d (9,800 bbl/d net to OPTI). Steam injection also decreased to average approximately 146,000 bbl/d compared to 157,900 bbl/d in the previous quarter.

Production was impacted by maintenance of a hot lime softening unit and work on several well pad facilities. After initially higher production rates in early March, the plant experienced further water treatment difficulties. As a result, March bitumen production averaged approximately 26,200 bbl/d (9,200 bbl/d net to OPTI) with steam injection levels of approximately 150,500 bbl/d. April month-to-date bitumen production is approximately 26,300 bbl/d (9,200 bbl/d net to OPTI) with steam rates of approximately 131,700 bbl/d. These April rates have been affected by the planned maintenance of a second hot lime softener and a Cogeneration unit. The third hot lime softener and the remaining Cogeneration unit are scheduled for similar maintenance in August. Hot lime softener maintenance has also caused, and is expected to cause, a temporary increase in operating costs during each month that the work occurs. Reservoir complexities, such as high water saturation zones, continue to impact operational results. The operator continues to adjust operational strategies in an effort to ensure optimal steam assisted gravity drainage (SAGD) bitumen production.

We currently have 83 well pairs capable of production and 6 in circulation mode. We expect all 90 well pairs to be capable of production by the end of June.

Our recent all-in steam-to-oil-ratio (SOR) average is approximately 5.0. The all-in SOR average includes steam to wells that are currently in circulation mode and wells early in the ramp-up cycle. We expect production to increase and our all-in SOR to decline over time as we convert circulating wells to production mode, maintain stable operations, work through any high water saturation zones, add further well pairs and allow our producing wells to mature. While we expect SOR to decline over time, the rate of decline is also affected by surface operations. A lack of surface operations reliability will negatively impact this expected improvement. We expect that our long-term SOR will range between 3.0 and 4.0. We do not expect to reach this long-term SOR range until 2012 or later. The SOR for our original 90 wells pairs is expected to be in the high end of this range.

Upgrader units performed consistently during the quarter, processing all of our produced bitumen as well as approximately 1,500 bbl/d (500 bbl/d net to OPTI) of externally-sourced bitumen. Our Upgrader on-stream time averaged 93 percent for the first quarter, up from 90 percent in the previous quarter. Premium Sweet Crude (PSC™) yields increased to average 74 percent over the quarter, up from 67 percent in the previous quarter. Recent PSC™ yields are approximately 75 percent. We continue to expect yields to increase to the design rate of 80 percent as operations are optimized. For the remainder of 2011 we expect to purchase externally-sourced bitumen when economically beneficial or when SAGD production rates are not sufficient to sustain desired Upgrader operations.

Multiple initiatives are underway to support bitumen production increases and operational performance improvements. During the quarter, we began the drilling of 18 well pairs at pads 12 and 13, which we anticipate will be available for production in 2012. Consistent with the resource development strategy first implemented for pad 11, pads 12 and 13 are placed in what we expect are high-quality reservoir areas on the Long Lake lease to support production growth. We are evaluating the acceleration of the development of pads 14 and 15 that will also be located in expected high-quality areas of the reservoir. Construction of a supply line to increase the Project’s natural gas inlet capacity was also completed over the quarter and is expected to be online by mid-year. Increasing this capacity is expected to enable greater independence between SAGD operations and the Upgrader by allowing us to maintain full steam production rates during periods of Upgrader downtime. OPTI’s share of the estimated supply line cost is approximately $10 million and will be funded as a capital lease over a ten year period. Other projects under evaluation include the addition of two once-through steam generators that are expected to increase existing steam capacity by 10 to 15 percent and a diluent recovery unit (DRU) that is expected to improve operating flexibility. Further capital spending to develop these potential projects requires approval by OPTI’s board of directors and may be considered later this year.

In November 2010, we announced that we expected bitumen production volumes to average between 38,000 and 45,000 bbl/d (between approximately 13,000 and 16,000 bbl/d net to OPTI) for 2011. Based on lower-than-expected production since making this forecast, we do not expect to achieve this range.

The performance of SAGD operations and the Upgrader may differ from our expectations. There are a number of factors related to the characteristics of the reservoir and operating facilities that could cause bitumen and PSC™ production to be lower than anticipated. See “Risk Factors – Operating Risks” in our Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2010.

FUTURE EXPANSION DEVELOPMENTS
OPTI and Nexen Inc. (Nexen) continue to evaluate developing SAGD projects in approximately 40,000 bbl/d bitumen stages at Kinosis. Sanctioning the first stage of Kinosis in 2012 is subject to a number of factors including: improvement in our financial position; performance at Long Lake; the cost estimate to develop Kinosis; the commodity price environment; and stability in the financial markets.

In the first quarter of 2011 OPTI spent approximately $21 million in advancing engineering and detailed execution plans for Kinosis. Effective April 1, 2011 OPTI has exercised a deferred payment funding option to continue advancing engineering and execution plans for Kinosis to the end of May 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of deferred costs during this two-month period is expected to be under $5 million.

LIQUIDITY
Our expected remaining material obligations for 2011 include: interest payments on our Senior Notes of US$189 million (excludes interest funded by our interest reserve account with respect to our US$300 million First Lien Notes); approximately $97 million of our total capital budget of $150 million; and approximately $9 million of expected G&A costs. These expenditures amount to approximately $289 million. We expect to fund these obligations with $287 million of cash and our anticipated positive net field operating margin. Additionally, we have a variable potential obligation with respect to our foreign exchange derivative instruments of $102 million with a current maturity date in September 2011. During the first quarter of 2011 we borrowed $165 million under our $190 million revolving credit facility that matures in December 2011. We expect our net field operating margin to be positive in 2011; although not significantly positive until we reach higher levels of bitumen production. Commodity prices, Upgrader utilization, bitumen production and PSC™ yields will all affect our ability to generate positive net field operating margin.

As more fully described under “Liquidity and Capital Resources,” we may determine that our current financial resources are not sufficient in the context of these obligations. It is unlikely that we can fund our 2012 financial commitments without a conclusion to our strategic alternatives review. We have significant maturities of debt that would need to be refinanced over each of the next four years.

STRATEGIC ALTERNATIVES REVIEW
OPTI’s Board of Directors remains committed to its review of strategic alternatives for the Company to address its overall leverage position. Scotia Waterous Inc., TD Securities Inc. and Lazard Frères & Co. LLC are engaged as financial advisors to OPTI, working in a coordinated manner to review the full range of options available to the Company.

Strategic alternatives may include a capital structure adjustment, capital market opportunities, asset divestitures, and/or a corporate sale, merger or other business combination. A capital structure adjustment may include debt for equity exchanges or conversions, which may be combined with raising additional capital.

There can be no assurance that any transaction will occur or, if a transaction is undertaken, as to its terms or timing. The Company remains highly leveraged and we may determine that a capital structure adjustment of the balance sheet is prudent in order for the Company to meet its obligations and to be able to participate in future development. If a capital structure adjustment is pursued, there is a risk that it could be executed on terms that could be highly detrimental to existing equity holders.

FINANCIAL PERFORMANCE

	Three months ended March 31
$ millions, except per share amounts	2011	2010
Revenue, net of royalties	$63	$50
Expenses
Operating expense	65	52
Diluent and feedstock purchases	2	23
Transportation	4	4
Net field operating margin loss	(8)	(29)
Corporate expenses
Borrowing costs, net	50	40
General and administrative	3	4
Realized loss on derivative instruments	-	4
Loss before non-cash items	(61)	(77)
Non-cash items
Foreign exchange gain	(61)	(72)
Unrealized loss on derivative instruments	13	26
Depletion and depreciation	14	10
Net loss	$(27)	$(41)
Loss per share, basic and diluted	$(0.09)	$(0.15)

First Quarter Operational Overview
We define our net field operating margin or loss as sales related to petroleum products net of royalties and power sales minus operating expenses, diluent and feedstock purchases, and transportation costs. See “Non-GAAP Financial Measures”.

Our net field operating loss for the three months ended March 31, 2011 was $8 million compared with a loss of $29 million during the same period in 2010. The decreased net field operating loss in 2011 was due to improved plant reliability and higher SAGD production levels. During the first quarter of 2011 our net field operating loss increased to $8 million from $4 million in the fourth quarter of 2010 due to lower SAGD production and increased maintenance costs in 2011. We anticipate that increased production and other operating improvements will lead to a positive net field operating margin in 2011.

On-stream factor is a measure of the proportion of time that the Upgrader is producing PSC™ and is calculated as the percentage of hours that the Hydrocracker Unit in the Upgrader is in operation. When the Upgrader is not in operation, results can be adversely affected by the requirement to purchase diluent, which is blended with produced bitumen to generate a sales product called PSH. Revenue per barrel is lower for PSH than for PSC™. The majority of SAGD and Upgrader operating costs are fixed, so we expect that rising SAGD production volumes and a continued high Upgrader on-stream factor will lead to improvement in our net field operating margin. This expected production improvement would result from higher PSC™ sales. PSC™ yields represent the volume percentage of PSC™ generated from processing bitumen through the Upgrader.

The Upgrader on-stream factor for the three months ended March 31, 2011 was 93 percent compared to 90 percent for the three months ended December 31, 2010. Average PSC™ yields for the first quarter of 2011 increased to 74 percent compared with 67 percent in the previous quarter. Improved yields were achieved due to continued optimization of operating performance, and specifically improved hydrogen recovery. Our share of PSC™ sales decreased to 7,000 bbl/d at an average price of $96/bbl from 9,000 bbl/d at an average price of $85/bbl in the previous quarter. This decrease in sales resulted from lower volumes of bitumen from SAGD production and lower third party feedstock purchases, meaning that the Upgrader processed less bitumen than during the previous quarter. PSH sales during the first quarter decreased to nil from 1,400 bbl/d at an average price of $70/bbl in the previous quarter. Power sales volumes decreased to 31,600 megawatt hours (MWh) from 33,700 MWh in the previous quarter, however the average selling price increased to $94/MWh from $46/MWh. During the first quarter, diluent and feedstock purchases decreased to $2 million from $26 million in the previous quarter. For the first quarter of 2011 diluent purchases were nil compared to 550 bbl/d at an average price of $84/bbl for the previous quarter. Third party bitumen purchases during the first quarter decreased to 500 bbl/d from 3,800 bbl/d in the previous quarter. Operating expenses increased to $65 million in the first quarter of 2011 as compared to $55 million the previous quarter due to higher maintenance. Current industry commodity prices have a modest impact on our financial performance relative to the impact of the Project’s production levels.

Revenue
For the three months ended March 31, 2011 we earned revenue net of royalties of $63 million compared to $50 million for the three months ended March 31, 2010. For the first quarter of 2011 our share of PSC™ sales averaged 7,000 bbl/d at an average price of approximately $96/bbl compared to 3,500 bbl/d at an average price of approximately $82/bbl for the same period in 2010. For the first quarter of 2011 our share of PSH averaged nil compared to 3,500 bbl/d at an average price of approximately $72/bbl for the same period in 2010. Our share of bitumen production during the first quarter of 2011 averaged 8,900 bbl/d compared to 6,500 bbl/d for the same period in 2010.

Our total revenue net of royalties, diluent and feedstock expenses increased to $61 million for the first quarter of 2011 compared with $27 million for the same period in 2010. This increase in total revenue is due to increased bitumen production and higher PSC™ sales as a result of higher SAGD production, Upgrader on-stream time and PSC™ yields, and lower diluent and feedstock purchases.

During the first quarter of 2011 we received pricing for PSC™ in line with, or slightly better than, other synthetic crude oils.

During the first quarter of 2011 we had power sales of $3 million representing approximately 31,600 MWh of electricity sold at an average price of approximately $94/MWh, compared to power sales of $2 million for the same period in 2010, representing approximately 48,700 MWh at an average price of approximately $42/MWh.

Expenses
* Operating expenses
Our operating expenses are primarily comprised of maintenance, labour, operating materials and services, and chemicals and natural gas.

For the three months ended March 31, 2011 operating expenses were $65 million compared to $52 million for the same period in 2010. Operating expenses in the first quarter of 2011 increased due to higher maintenance spending for cleaning and winterization, more electric submersible pump (ESP) replacements, and well workovers, as well as increased fuel usage as a result of winter temperatures requiring additional fuel for heating. During the first quarter of 2011 we purchased an average of 28,900 gigajoules per day (GJ/d) of natural gas at an average price of $3.64/GJ compared to 24,900 GJ/d at an average price of $4.80/GJ for the same period in 2010.

* Diluent and feedstock purchases
For the three months ended March 31, 2011 diluent and feedstock purchases were $2 million compared to $23 million for the same period in 2010. Diluent purchases are used for blending with bitumen to produce PSH. For the first quarter of 2011 diluent purchases were nil compared to purchases of $1 million representing 230 bbl/d at an average price of $82/bbl for the same period in 2010. Diluent purchases decreased during the first quarter of 2011 compared to 2010 due to a higher Upgrader on-stream factor in 2011 (which results in sales of PSC™ and does not require diluent).

In 2010, we purchased third party bitumen to achieve certain minimum operating thresholds for efficiencies in the Upgrader which helps improve PSC™ yields. In 2011 third party bitumen purchases will occur when economically beneficial or when SAGD production rates are not sufficient to sustain desired Upgrader operations. Purchasing third party feedstock to upgrade into PSC™ is expected to be economically beneficial only during periods when we have stable Upgrader operations (and thus high PSC™ yields) and when pricing conditions support the difference between the cost of such feedstock and expected PSC™ sales pricing.

For the three months ended March 31, 2011 we purchased $2 million of third party bitumen representing approximately 500 bbl/d at an average price of $59/bbl compared to $22 million representing approximately 3,800 bbl/d at an average price of $65/bbl for the same period in 2010. The decrease in third party bitumen purchases in 2011 is due to higher SAGD production and high bitumen pricing conditions.

* Transportation
For the three months ended March 31, 2011 transportation expenses were $4 million, consistent with $4 million for the same period in 2010. Transportation expenses primarily related to pipeline costs associated with PSC™ and PSH sales. Transportation expenses were consistent due to approximately equal volumes of product sales in the quarters.

Corporate expenses
* Net borrowing costs
For the three months ended March 31, 2011 net borrowing costs were $50 million compared to $40 million for the same period in 2010. The increase in 2011 was due to interest expense for the US$100 million First Lien Notes and the US$300 million First Lien Notes both issued in August 2010. Borrowing costs also include the amortization of the discount related to the issuance of the First Lien Notes in 2009 and 2010 and the amortization of the transaction costs associated with the issuance of all of our Senior Notes. The remaining discount of $16 million and transaction costs of $37 million will be amortized over the terms of the facilities.

* General and administrative (G&A)
For three months ended March 31, 2011 G&A expense was $3 million compared to $4 million for the same period in 2010. Included in G&A expense is non-cash stock-based compensation expense for the three months ended March 31, 2011 of $0.4 million compared to $0.7 million in 2010.

* Net realized loss on derivative instruments
For the three months ended March 31, 2011 net realized loss on derivative instruments was nil compared to a loss of $4 million for the same period in 2010. The $4 million loss in 2010 relates to commodity derivative instruments for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl. We have no commodity derivative instruments in 2011.

Non-cash items
* Foreign exchange gain
For the three months ended March 31, 2011 the foreign exchange translation gain was $61 million compared to $72 million for the same period in 2010. The gain is primarily comprised of the re-measurement of our U.S. dollar-denominated long-term debt net of loss on cash and cash equivalents and interest escrow. During the three month period ended March 31, 2011 the Canadian dollar strengthened from CDN$0.99:US$1.00 to CDN$0.97:US$1.00, as compared to the corresponding period in 2010, when the Canadian dollar strengthened from CDN$1.05:US$1.00 to CDN$1.02:US$1.00. The gains on the re-measurement of the debt, cash and cash equivalents and interest escrow are unrealized.

* Net unrealized loss on derivative instruments
For the three months ended March 31, 2011 net unrealized loss on derivative instruments was $13 million compared to a $26 million loss for the same period in 2010. The loss in 2011 is due to the unrealized loss on our foreign exchange derivative instruments which resulted from the strengthening of the Canadian dollar from CDN$0.99:US$1.00 to CDN$0.97:US$1.00 during the quarter. The loss in 2010 was comprised of a $28 million unrealized loss on our foreign exchange derivative instruments which resulted from the strengthening of the Canadian dollar from CDN$1.05:US$1.00 to CDN$1.02:US$1.00 and a $2 million unrealized gain on our commodity derivative instruments due to the maturing of the instruments during the quarter offset by the increase in the future price of West Texas Intermediate (WTI).

* Depletion and depreciation
For the three months ended March 31, 2011 depletion and depreciation expense was $14 million compared to $10 million for the same period in 2010. Production volumes are higher in the first quarter of 2011 resulting in higher depletion and depreciation costs.

CAPITAL EXPENDITURES
Property, plant and equipment
The table below identifies expenditures incurred in relation to the Project, other oil sands activities and other capital expenditures.

$ millions	Three months ended March 31, 2011(1)	Year ended December 31, 2010(1)
Long Lake
Sustaining capital	$30	$80
Kinosis
Engineering and equipment	3	12
Other capital expenditures	1	-
Oil sands expenditures	34	92

Capitalized interest	4	16
Total cash expenditures	38	108

Non-cash capital charges	(2)	8
Total property, plant and equipment expenditures	$36	$116

Notes:
(1)	As prepared under IFRS.

For the three months ended March 31, 2011 we had sustaining capital expenditures of $30 million for the Project. As with all SAGD projects, new well pads must be drilled and tied-in to the SAGD central facility to maintain production at design rates over the life of the Project. The majority of the expenditures related to: ongoing progress on engineering and construction of well pads 12 and 13 and the associated connecting lines to the central plant facility; drilling of observation wells and coreholes for development of future well pads; and various operations projects to enhance plant performance reliability and production. We also commenced the front-end engineering and design for a project to deliver additional steam for SAGD bitumen production and continued with the installation of additional ESPs in producing wells for better well control and enhanced bitumen extraction.

Exploration and evaluation assets
The table below identifies expenditures incurred in relation to future expansions.

$ millions	Three months ended March 31, 2011(1)	Year ended December 31, 2010(1)
Resource acquisition and delineation
Kinosis	$18	$2
Cottonwood	-	1
Leismer	-	1
Total resource expenditures	18	4

Capitalized interest	8	31
Total expenditures on exploration and evaluation assets	$26	$35

Notes:
(1)	As prepared under IFRS.

In the three months ended March 31, 2011 we incurred capital expenditures of $21 million on the future expansion at Kinosis comprised of $3 million for engineering and $18 million for resource delineation. Resource delineation includes drilling of coreholes, seismic, and related reservoir engineering.

OPTI and Nexen continue to evaluate developing SAGD projects in approximately 40,000 bbl/d bitumen stages at Kinosis. Should a new development plan be approved without an upgrader, OPTI will assess the book value of the Kinosis assets for impairment. If the engineering completed-to-date cannot be utilized, this may result in an impairment of $75 million to $150 million.

SUMMARY FINANCIAL INFORMATION (unaudited)
	2011(1)	2010(1)				2009(2)
In millions (except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$63	$81	$59	$61	$50	$43	$38	$34
Net (loss) earnings	(27)	(16)	(26)	(144)	(41)	(212)	12	(9)
(Loss) earnings per share, basic and diluted	$(0.09)	$(0.06)	$(0.09)	$(0.51)	$(0.15)	$(0.75)	$0.04	$(0.04)

Notes:
(1)	As prepared under IFRS.
(2)	As prepared under Canadian GAAP.

Operations-to-date represent initial stages of our operations at relatively low operating volumes. Our operating results are expected to improve as SAGD production increases and the Upgrader produces higher volumes of PSC™.

Net loss of $9 million in the second quarter of 2009 was comprised of a net field operating loss of $28 million, net interest expense of $42 million, unrealized loss on our derivative instruments of $137 million offset by a foreign exchange translation gain of $171 million, and a future tax recovery of $32 million. Net earnings of $12 million in the third quarter of 2009 were primarily due to a $162 million foreign exchange translation gain offset by unrealized losses on derivative instruments related to our foreign exchange and commodity instruments, and our net field operating loss. The net loss of $212 million in the fourth quarter for 2009 includes a net field operating loss of $21 million, interest expense of $43 million, an unrealized loss on our derivatives of $36 million offset by a foreign exchange gain of $36 million, and future tax expense of $119 million that resulted from the de-recognition of a future tax asset.

During the third quarter of 2009 OPTI issued 86 million common shares, by way of public offering, increasing the total issued and outstanding common shares from approximately 196 million to 282 million. This reduces our earnings or loss per share by approximately 30 percent in the quarters subsequent to this common share issuance.

During the first quarter of 2010 we had a net field operating loss of $29 million, $40 million in borrowing costs and a $26 million unrealized loss on derivative instruments offset by a foreign exchange gain of $72 million. During the second quarter of 2010 we had a net field operating loss of $11 million, $41 million in borrowing costs, a $48 million realized loss on derivative instruments and a $104 million foreign exchange loss offset by a $77 million unrealized gain in derivative instruments. During the third quarter of 2010 we had a net field operating loss of $20 million, $48 million in borrowing costs, offset by a $77 million unrealized foreign exchange gain. During the fourth quarter of 2010 we had a net field operating loss of $4 million, $51 million in borrowing costs, and $30 million in realized derivative losses offset by a $81 million unrealized foreign exchange gain.

During the first quarter of 2011 we had a net field operating loss of $8 million, $50 million in borrowing costs and a $13 million unrealized loss on derivative instruments offset by a foreign exchange gain of $61 million.

SHARE CAPITAL
At April 25, 2011 OPTI had 281,749,526 common shares and 3,471,500 common share options outstanding. The common share options have a weighted average exercise price of $3.63 per share.

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2011 we had approximately $287 million of cash. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks. In addition, at March 31, 2011 we had restricted cash of US$73 million in an interest reserve account associated with our US$300 million First Lien Notes. Our long-term debt consists of US$1,750 million Secured Notes, US$525 million First Lien Notes, and US$300 million First Lien Notes (collectively, our “Senior Notes”) as well as a $190 million revolving credit facility. In the three months ended March 31, 2011 we borrowed $165 million on our revolving credit facility that matures in December 2011.

OPTI has US$420 million of foreign exchange derivative instruments that mature on September 30, 2011 at an average rate of CDN$1.22:US$1.00. The potential cash outflow for the instruments will be a function of the foreign exchange rate in effect at the maturity date. OPTI may seek an extension of the US$420 million instruments past the current maturity date to preserve liquidity. The accounting measurement of our foreign exchange derivative instruments at the March 31, 2011 foreign exchange rate of CDN$0.97:US$1.00 is a $102 million liability. The actual future cash settlement could be materially different, as a $0.01 change in the foreign exchange rate will change this obligation by approximately $4 million.

Expected cash outflows for the remainder of 2011 include approximately $97 million of our capital budget, approximately $9 million of expected G&A costs, and US$189 million in interest payments due with respect to our Senior Notes (excludes interest funded by our interest reserve account with respect to our US$300 million First Lien Notes), Additionally, we have the potential cash settlement of our foreign exchange derivative instruments in September 2011 and the potential repayment of drawn amounts under our revolving credit facility in December 2011. Our future financial resources will be affected by net field operating margin. Our net field operating margin was a loss of $8 million in the first quarter of 2011. In order for the net field operating margin to become positive, some or all of the following will be required:  increase in bitumen volumes; continued high on-stream factor; stable or increasing commodity prices (in particular, WTI); PSC™ yields approaching our design rate of 80 percent; and stable operating costs. We will rely primarily on our existing cash of $287 million in 2011 as our net field operating margin alone will not be sufficiently positive to cover our 2011 commitments.

For the three months ended March 31, 2011 cash provided by operating activities was $8 million, cash provided by financing activities was $161 million and cash used by investing activities was $53 million. These cash flows, combined with a translation loss on our U.S. dollar denominated cash of $2 million, resulted in an increase in cash and cash equivalents during the period of $114 million.

During the first quarter of 2011 we used our cash on hand and revolving credit facility borrowings to fund our capital expenditures and operational activities. For the remainder of 2011 our primary sources of funding include our existing cash and expected future revenue.

We have annual interest payments of US$47 million each year until maturity on the US$525 million First Lien Notes due in 2012. In addition, we have annual interest payments of US$29 million each year until maturity on the US$300 million First Lien Notes due in 2013, which will be funded by our US$73 million interest reserve account, and annual interest payments of US$142 million each year until maturity on the US$1,750 million Secured Notes due in 2014. On a long-term basis, we estimate our share of capital expenditures required to sustain production at or near planned capacity for the Project will be approximately $80 million per year prior to the effects of inflation.

With respect to our US$1,750 million Secured Notes, the covenants are in place primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices and costs discounted at 10 percent. Based on our 2010 reserve report, we have sufficient capacity under this test to incur additional debt beyond our existing $190 million revolving credit facility and existing Senior Notes. Other considerations, such as restrictions under the First Lien Notes and $190 million revolving credit facility, are expected to be more constraining than this limitation.

Our revolving credit facility matures in December 2011. The facility requires adherence to a debt-to-capitalization covenant that does not allow our debt-to-capitalization ratio to exceed 75 percent, as calculated on a quarterly basis. The ratio is calculated based on the book value of debt and equity. The book value of debt is adjusted for the effect of any foreign exchange derivative instruments issued in connection with the debt that may be outstanding. Our book value of equity is adjusted to exclude the $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and to exclude the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. Accordingly, at March 31, 2011, for the purposes of this ratio calculation, our debt would be increased by the amount of our foreign exchange derivative instruments liability in the amount of $103 million and our deficit would be reduced by $455 million. With respect to U.S. dollar denominated debt and foreign exchange derivative instruments, for purposes of the total debt-to-capitalization ratio, the debt and foreign exchange derivative instruments are translated to Canadian dollars based on the average exchange rate for the quarter. The total debt-to-capitalization is therefore influenced by the variability in the measurement of the foreign exchange derivative instruments, which is subject to mark-to-market variability and average foreign exchange rate changes during the quarter. The total debt-to-capitalization calculation for at March 31, 2011 is 65 percent.

In November 2009 we initiated a review to explore strategic alternatives. If the Company enters into a transaction, such transaction would have a material impact on our liquidity and capital resources. There can be no assurance that any transaction will occur or, if a transaction is undertaken, as to its terms or timing. In January 2011 OPTI expanded its review of strategic alternatives to include seeking advice on capital structure adjustments to address its overall leverage position.

OPTI has limited financial resources. With our current capital structure and nature of operations, we have limited capacity to reduce costs. To preserve and maintain liquidity, management approved a conservative capital expenditures program for 2011 and has borrowed a significant portion of the revolving credit facility. Consideration of future expenditures will be evaluated balancing the interests of improving the Project and other assets, preserving liquidity and maximizing the value of our assets.

The development of future expansions, such as Kinosis, will require significant financial resources. Presently, any funding of Kinosis after April 1, 2011 would be subject to approval by OPTI’s board of directors. Effective April 1, 2011 OPTI has exercised a deferred payment funding option to continue advancing engineering and execution plans for Kinosis to the end of May 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. Spending on Kinosis during this two-month period will be minimal and OPTI’s proportionate share of deferred costs is expected to be under $5 million.

Based on our current balance of cash and cash equivalents, achieving improved levels of bitumen production, extending our foreign exchange derivative instruments, and access to and extension of our revolving credit facility, among other factors, we expect to have sufficient financial resources to meet our financial obligations in 2011. Failure to improve production levels, extend our foreign exchange derivative instruments and extend our revolving credit facility are the primary risks to our liquidity. We may determine that our financial resources are insufficient. It is unlikely that we can fund our 2012 financial commitments without a conclusion to our strategic alternatives review. We have significant maturities of debt that would need to be refinanced over each of the next four years.

Continued access to our revolving credit facility is a financial risk in 2011. For each new borrowing under the $190 million revolving credit facility we must satisfy certain conditions precedent prior to making a new borrowing. Our ability to make further borrowings on the facility is governed by compliance with the terms and conditions set forth in the revolving credit facility agreement. These include confirmations that the representations and warranties in our loan documents are correct on the date of the new borrowing, that no default or event of default has occurred and that there has not been a change or development that would constitute a material adverse effect. More generally, the evaluation of events that would constitute a material adverse effect is dependent on the facts in question. There may be individual or collective events whereby we determine that such a material adverse effect has occurred and we are unable to make new borrowings under the facility.

Our rate of production increase will have a significant impact on our financial position in the next 12 months and beyond. Our net field operating margin in 2010 and year to date in 2011 was a loss. It is important for our business to increase production to a point where we generate positive net field operating margins. Failure to improve bitumen production rates, and ultimately PSC™ sales, will result in continued net field operating losses and difficulty in obtaining new sources of debt and equity. Delays in ramp-up of SAGD production, operating issues with SAGD or Upgrader operations, deterioration of commodity prices and/or inability to extend foreign exchange derivative instruments could result in additional funding requirements that are greater and earlier than we have estimated. Although OPTI was able to raise new debt and equity in the previous two years, market conditions remain relatively volatile. There can be no assurance that market conditions will allow OPTI to access additional capital if we desire to do so. Should the Company require any additional funding, it will likely be difficult and expensive to obtain. In addition, certain covenants in our Senior Note indentures and revolving credit facility limit the amount of additional debt we can incur.

For 2011 we have exposure to commodity pricing as we have not entered into any commodity derivative instruments (risks associated with our derivative instruments are discussed in more detail under “Financial Instruments”). The majority of our operating and interest costs are fixed. Aside from changes in the price of natural gas, our operating costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties to the Government of Alberta, which increase on a sliding scale at WTI prices higher than CDN$55/bbl. Collectively, this means that the variability of our financial resources will primarily be influenced by production rates and resulting PSC™ sales, operating expenses and by foreign exchange rates.

An event of default in one or more of our credit agreements or indentures could be triggered by, among other events, certain types of payment defaults under the revolving credit facility, Senior Notes and our joint venture agreement with Nexen, and certain types of capital structure adjustments. An event of default under one credit agreement or indenture above a specified threshold can trigger a default in another agreement that we are otherwise in compliance with. Our indentures contain cross acceleration clauses which can be triggered by a payment event of default or acceleration under certain other financing agreements. An event of default may result in acceleration of principal amounts owed, exercise of set-off rights against our cash deposits and investments and other material adverse consequences to OPTI.

CREDIT RATINGS
OPTI maintains a corporate rating and a rating for its revolving credit facility and Senior Notes with Standard and Poor’s (S&P) and Moody’s Investor Service (Moody’s). The table below provides the respective ratings as at March 31, 2011.

	S&P	Moody's
OPTI Corporate Rating	CCC-	Caa3
Revolving Credit Facility	CCC+	B2
Senior Notes
First Lien Notes – US$525 million	CCC+	B3
First Lien Notes – US$300 million	CCC+	Caa1
Secured Notes – US$1,000 million	CCC	Ca
Secured Notes – US$750 million	CCC	Ca

For the first quarter of 2011, there was no change in the credit ratings from S&P. Moody’s downgraded its ratings in February 2011 as disclosed in our MD&A for the year ended December 31, 2010. A negative outlook continues by both rating agencies.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision and withdrawal at any time by the rating organization.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The following table shows our contractual obligations and commitments related to our financial liabilities at March 31, 2011.

In $ millions	Total	2011	2012–2013	2014–2015	Thereafter
Accounts payable and accrued liabilities(1)	$103	$103	$-	$-	$-
Derivative instruments (foreign exchange)	102	102	-	-	-
Long-term debt (Senior Notes - principal)(2)	2,497	-	800	1,697	-
Long-term debt (Senior Notes - interest)(3)	711	197	377	137	-
Long-term debt (Revolving facility principal)(4)	165	165	-	-	-
Capital leases(5)	63	2	6	6	49
Operating leases and other commitments(5)	62	8	21	7	26
Contracts and purchase orders(6)	5	5	-	-	-
Total commitments	$3,708	$582	$1,204	$1,847	$75

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes. These costs are included in (3).
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.97 to US$1.00 as at March 31, 2011.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.97 to US$1.00 as at March 31, 2011.
(4)
As at March 31, 2011 we have borrowed $165 million on our $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. Relative to our total commitments, we do not consider such amounts material.

(5)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
(6)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities associated with future expansions.

The following table shows our contractual obligations and commitments related to our financial liabilities at December 31, 2010.

In $ millions	Total	2011	2012–2013	2014–2015	Thereafter
Accounts payable and accrued liabilities(1)	$75	$75	$-	$-	$-
Derivative instruments (foreign exchange)	89	89	-	-	-
Long-term debt (Senior Notes - principal)(2)	2,562	-	821	1,741	-
Long-term debt (Senior Notes - interest)(3)	745	217	387	141	-
Capital leases(4)	64	3	6	6	49
Operating leases and other commitments(4)	64	10	21	7	26
Contracts and purchase orders(5)	5	5	-	-	-
Total commitments	$3,604	$399	$1,235	$1,895	$75

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes. These costs are included in (3).
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.99 to US$1.00 as at December 31, 2010.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.99 to US$1.00 as at December 31, 2010.
(4)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
(5)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities associated with future expansions.

CONFERENCE CALL
OPTI will conduct a conference call at 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time) on Wednesday, April 27, 2011 to review its first quarter 2011 financial and operating results. Chris Slubicki, President and Chief Executive Officer, and Travis Beatty, Vice President, Finance and Chief Financial Officer, will host the call. To participate in the conference call, dial:

(888) 231 - 8191                                           (North American Toll-Free)
(647) 427 - 7450                                           (Alternate)

Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.

A replay of the call will be available until May 11, 2011, inclusive. To access the replay, call (416) 849-0833 or (800) 642-1687 and enter passcode 56019994.

This call will also be webcast, and can be accessed on OPTI Canada's website (www.opticanada.com) under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for a period of 30 days and may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3459500.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada. Our first project, the Long Lake Project, plans for approximately 72,000 barrels per day (bbl/d), on a 100 percent basis, of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses our proprietary OrCrude™ process, combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™). Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

FORWARD-LOOKING INFORMATION
All amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected increase in production and improved operational performance of the Long Lake Project; OPTI's other business prospects, expansion plans and strategies; the cost, development, operation and maintenance of the Project as well as future expansions thereof, and OPTI's relationship with Nexen; the expected improvement to water handling; the expected low production levels in August 2011 due to planned maintenance on a hot lime softener unit; the potential reservoir complexities of the Project; the development and timing of well pads and timing of wells coming on production; the expected SOR range for the Project and time expected to reach this range; the expected SOR for our original 90 well pairs; the expected decline in average SOR; the expected continuance of a high level of on-stream time; the anticipated impact and timing of a natural gas supply line to provide expected operating flexibility; the potential cost and anticipated impact of additional steam capacity and resulting increase in bitumen production for the Project; the potential cost and anticipated impact of a diluent recovery unit to provide expected operating flexibility; the expected feedstock purchases for the Project; expectations regarding our 2011 bitumen forecast; the expected increase in PSC™ yields, volumes and sales; the expected improvement to net field operating margin; the expected increase in the PSC™ premium OPTI receives relative to other synthetic crude oils; the potential to approve a development plan for Kinosis and its expected cost; the potential sanctioning of Kinosis and its timing; the expected requirement of additional financial resources to develop future expansions at Kinosis and beyond; the ability of the Company to extend its foreign exchange derivative instruments, or if not extended, the cost associated with settling such instruments; the expected remaining material obligations for 2011; OPTI’s projected future revenues; OPTI's anticipated financial condition, material obligations and liquidity in 2011 and in the long-term; the final outcome of OPTI’s expanded strategic alternatives review; the impact of a positive outcome on our liquidity and capital resources; the expected likelihood that we will be unable to fund our 2012 financial commitments without a conclusion to our strategic alternatives review; the expected difficulty and expense of additional funding; and OPTI’s expected ability to continue as a going concern and the related factors which create significant doubt about this ability. Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Additional information relating to our Company can be found at www.sedar.com.

For further information please contact:
Krista Ostapovich, Investor Relations
(403) 218-4705
ir@opticanada.com

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425